[redacted]

08026934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2008
Washington, DC
110

SEC FILE NUMBER
8 - 47433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt E. Morales, CPA (512) 306-5284
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400 (Address) Austin (City) Texas (State) 78730 (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kurt E. Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

NINA LEHRMAN
Notary Public, State of Texas
My Commission Expires
June 16, 2010

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Tejas Incorporated)

Financial Statements, Schedules and Other Information

Years Ended December 31, 2007 and 2006

TEJAS SECURITIES GROUP, INC.

Table of Contents

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2008

5918 W. Courtyard, Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL AUSTIN · HOUSTON · ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	877,965	2,327,020
Receivable from clearing organization		116,508	56,660
Receivables from employees		123,807	116,907
Federal income taxes receivable from Tejas, Inc.		—	1,682,494
Securities owned, at fair value		12,253,663	10,844,117
Property and equipment, net		262,748	276,940
Deferred tax asset, net		449,448	—
Other assets		392,428	983,618
	$	14,476,567	16,287,756
Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	2,336,244	1,837,128
Securities sold, not yet purchased		—	3,110,165
Payable to clearing organization		3,838,535	2,616,279
Deferred tax liability, net		—	542,055
Total liabilities		6,174,779	8,105,627
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2007 and 2006		2,295,674	2,295,674
Additional paid-in capital		14,398,286	11,361,336
Retained deficit		(8,384,839)	(5,467,548)
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		8,301,788	8,182,129
	$	14,476,567	16,287,756

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Commissions from agency transactions	$	3,955,196	4,928,381
Commissions from principal transactions		10,643,884	10,263,826
Underwriting and investment banking income		4,254,497	1,914,720
Net dealer inventory and investment loss, net of trading interest expense of $259,205 and $502,945, respectively		1,749,848	(3,303,598)
Other income		249,859	439,947
Total revenue		20,853,284	14,243,276
Expenses:			
Commissions, employee compensation and benefits		17,506,749	17,741,660
Clearing and floor brokerage		678,199	929,981
Communications and occupancy		2,146,936	2,060,637
Professional fees		1,265,358	1,140,359
Interest		12,042	9,861
Other		2,514,360	2,661,946
Total expenses		24,123,644	24,544,444
Loss before income tax expense (benefit)		(3,270,360)	(10,301,168)
Income tax expense (benefit):			
Federal:			
Current		—	(3,461.681)
Deferred		(991,503)	298,489
State:			
Current		638,434	(535.864)
Deferred		—	46,206
		(353,069)	(3,652.850)
Net loss	$	(2.917,291)	(6,648,318)

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2007 and 2006

	Shares Outstanding						
	Treasury Shares	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at December 31, 2005	29,833	5,799,055	$ 2,295,674	6,361,336	1,180,770	(7,333)	9,830,447
Contributed capital	—	—	—	5,000,000	—	—	5,000,000
Net loss	—	—	—	—	(6,648,318)	—	(6,648,318)
Balance at December 31, 2006	29,833	5,799,055	2,295,674	11,361,336	(5,467,548)	(7,333)	8,182,129
Contributed capital	—	—	—	2,000,000	—	—	2,000,000
Stock based compensation	—	—	—	1,036,950	—	—	1,036,950
Net loss	—	—	—	—	(2,917,291)	—	(2,917,291)
Balance at December 31, 2007	29,833	5,799,055	$ 2,295,674	14,398,286	(8,384,839)	(7,333)	8,301,788

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net loss	$	(2,917,291)	(6,648,318)
Adjustments to reconcile net loss to net cash used in operating activities:			
Deferred tax benefit, net		(991,503)	344,695
Depreciation and amortization expense		115,226	120,297
Stock based compensation expense		1,036,950	—
Gain on sale of property and equipment, net		(56,272)	—
Changes in operating assets and liabilities:			
Receivable from clearing organization		(59,848)	259,944
Receivables from employees		(6,900)	5,777
Federal income taxes receivable from Tejas, Inc.		1,682,494	(11,681)
Securities owned		(1,409,546)	(599,967)
Other assets		591,190	(570,763)
Accounts payable, accrued expenses and other liabilities		486,064	(998,548)
Securities sold, not yet purchased		(3,110,165)	3,110,165
Payable to clearing organization		1,222,256	1,023,663
Net cash used in operating activities		(3,417,345)	(3,964,736)
Cash flows from investing activities:			
Cash proceeds from sale of property and equipment		64,850	—
Purchase of property and equipment		(49,494)	(43,414)
Net cash used in investing activities		15,356	(43,414)
Cash flows from financing activities:			
Contributed capital		2,000,000	5,000,000
Payments on capital lease		(47,066)	(50,166)
Net cash provided by financing activities		1,952,934	4,949,834
Net increase (decrease) in cash and cash equivalents		(1,449,055)	941,684
Cash and cash equivalents at beginning of year		2,327,020	1,385,336
Cash and cash equivalents at end of year	$	877,965	2,327,020
Supplemental disclosures:			
Interest paid	$	12,042	9,861
Income taxes paid	$	11,433	—

Summary of non-cash investing and financing activities:

In May 2007 and July 2006, the Company acquired assets through a capital lease totaling $60,118 and $24,917, respectively.

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2007 and 2006

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through National Financial Services. The Company became a registered investment advisor with the Securities and Exchange Commission in January 2006.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Underwriting and Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is

completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Company may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment loss in the accompanying statements of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for property and equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2007 and 2006.

(h) Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of Tejas Inc. The Company is allocated its share of Tejas Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Tejas, Inc. Separate state tax returns are filed for the Company.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 were effective for the Company on January 1, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date

may be recognized or continue to be recognized upon adoption of FIN 48. The adoption of FIN 48 did not have a significant impact on the Company's consolidated financial statements.

(i) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) ***Financial Instruments and Credit Risk***

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2007 ($777,965 at December 31, 2007). Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

(k) ***Stock-Based Compensation***

The Company's parent Tejas Inc., a public reporting entity, implemented Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), *Share-Based Payment*, on January 1, 2006. SFAS 123R requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to the portion of outstanding awards for which the requisite service has not been rendered and all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Historically, the majority of the awards were granted to the Company's employees. As such, Generally accepted accounting principles requires that the cost of the awards be captured at the entity level to which the awards are attributable.

(l) ***Recent Accounting Pronouncements***

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of SFAS No. 157. The Company is evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

(3) Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2007, the minimum "net capital" requirement for the Company was $250,000. "Net capital" at December 31, 2007 aggregated $4,223,674. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1 at December 31, 2007.

(4) Receivables From and Payables To Clearing Organization

At December 31, 2007 and 2006, the Company had receivables from and payables to its clearing organization consisting of the following:

		2007	2006
Receivables:			
Fees and commissions receivable	$	116,508	56,660
Payables:			
Payable to clearing organization	$	3,838,535	2,616,279

(5) Receivables from Employees

On occasion, the Company makes unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are to be repaid through reductions of future commissions or

bonuses or through regular salary withholdings. At December 31, 2007 and 2006, the balance of advances due to the Company was $8,164 and $2,807, respectively.

In November 2005, the Company received a $100,000 unsecured note from an employee as part of an employment agreement. The note does not bear interest and was due and payable in sixteen monthly installments of $6,250 beginning in February 2006. In September 2006, the employee left the Company and the employee's new employer assumed $75,000 of the unpaid balance of the note. The Company forgave approximately $14,000 of the note as part of the assumption by the new employer. In September 2007, the note was deemed uncollectible due to non-payment by the new employer and was fully reserved as the possibility of collection was unsure. This expense is included in other expenses in the accompanying statements of operations.

In March 2006, the Company received a $50,000 unsecured note from an employee. The note does not bear interest and was due and payable on September 1, 2006. The note was delinquent at, and subsequent to, September 1, 2006 and in November 2006, the Company increased the balance of the remaining note by $21,000 and extended the due date for the remaining balance until paid in full under a structured payment plan. In February 2007, the employee left the Company but has continued to make payments under a renegotiated payment plan. The balance of the note was $37,400 as of December 31, 2007.

In July 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is to be paid in monthly installments of $500 with any discretionary bonuses used to offset the balance until paid in full. The note was due and payable in full on July 1, 2007. In 2007, the notes maturity was extended and the employee was allowed to repay the remaining balance in increments of $250 per month. The balance of the note was $5,350 as of December 31, 2007.

In November 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is due and payable in 7 and 41 monthly installments of $500 and $890, respectively. The balance of the note was $31,160 as of December 31, 2007.

These note receivables are included in receivables from employees in the accompanying statements of financial condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007 and 2006, securities owned and sold, not yet purchased consisted of the following:

	2007		2006	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$ 271,499	—	964,634	—
US Government bonds	2,217,868	—	4,241,411	3,096,515
Corporate bonds and notes	975,854	—	2,265,650	12,375
Equity securities	8,788,442	—	3,372,422	1,275
	$ 12,253,663	—	10,844,117	3,110,165

For the years ended December 31, 2007 and 2006, the Company recognized unrealized gains (losses) associated with securities owned and securities sold, not yet purchased, in the amounts of $1,761,623 and $199,750, respectively.

Approximately $8,950,881 or 62% of total assets as of December 31, 2007 related to four securities, two of which were sold subsequent to year end with the other two reduced significantly by partial sales of the positions. Approximately $5,597,515 or 34% of total assets as of December 31, 2006 related to four securities, three of which were sold subsequent to year end.

(7) Property and Equipment

Property and equipment consists of the following:

		2007	2006
Property and equipment	$	657,194	720,902
Leasehold improvements		1,651	69,012
		658,845	789,914
Accumulated depreciation		(396,097)	(512,974)
	$	262,748	276,940

Depreciation expense for 2007 and 2006 was $115,226 and $120,297, respectively, and is included in other expenses in the accompanying statements of operations.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2007 and 2006, the Company has accrued approximately $1,058,000 and $510,000, respectively, in commissions and related payroll taxes payable.

The Company pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2007 and 2006 were $561,000 and $556,000, respectively. Management of the Company reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of Tejas Inc.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2007 and 2006 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

	2007	2006
Computed "expected" expense (benefit)	$ (1,111,923)	(3,502,397)
Meals and entertainment	93,463	115,033
State income tax, net of federal benefit	604,670	(323,174)
Other	60,721	57,688
	$ (353,069)	(3,652,850)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Non-qualified stock option expense	$ 597,548	272,768
Lease termination liability	—	8,230
Charitable contribution carryforwards	213,762	90,663
Net operating loss carryforwards	124,506	—
Accrued expenses	10,698	30,507
Other	—	4,368
Total gross deferred tax asset	946,514	406,536
Deferred tax liabilities:		
Non-qualified stock option income	(497,066)	(948,591)
Other	—	—
Total gross deferred tax liability	(497,066)	(948,591)
Net deferred tax asset (liability)	$ 449,448	(542,055)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these future deductible differences. At December 31, 2007, the Company had net operating loss carryforwards of approximately $340,000 which begin to expire in 2027 if not utilized.

(10) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company are discretionary. During 2007 and 2006 the Company contributed approximately $282,000 and $248,000, respectively, to the employee profit sharing plan, which is included in commissions, employee compensation and benefits in the accompanying statements of operations.

(11) Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2007 and 2006, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company has $12,295,171 or approximately 85% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2007. The Company also has $3,838,535 or approximately 62% of its total liabilities in payable due to its clearing organization as of December 31, 2007.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. As of December 31, 2007 and 2006, the Company had balances of $777,965 and $2,107,100, respectively, in excess of FDIC insurance limits.

(12) Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2007 are as follows:

	Operating	Capital
2008	$ 1,151,000	69,000
2009	815,000	64,000
2010	364,000	20,000
2011	342,000	—
2012	342,000	—
Thereafter	733,000	—
Minimum Commitments	$ 3,747,000	153,000
Less Imputed Interest		(15,000)
Net Present Value of Capital Lease Obligations		138,000

Capital lease obligations are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Furniture and office equipment, under capital leases, with a recorded cost of $235,729, net of depreciation of $65,666 as of December 31, 2006, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $30,097 and $23,011 in 2007 and 2006, respectively.

Rent expense amounted to approximately $669,000 and $464,000 for the years ended December 31, 2007 and 2006, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

On February 17, 2005, the Company entered into an office lease agreement with TI Building Partnership, Ltd. ("TI Building"), a wholly-owned subsidiary of Tejas Inc. In July 2005, the Company relocated its Austin, Texas headquarters to the building owned by TI Building. As part of the relocation, the Company recognized an expense of approximately $800,000 in July 2005, representing the estimated future lease commitments on it's previous location, net of estimated future sublease receipts, through the termination of the previous location's lease in February 2007. Under the terms of the lease agreement, the Company was to pay TI Building $21,750 per month through February 2015. In July 2006, the lease payment was increased to $28,500 per month. On July 1, 2006, the Company entered into another office lease agreement for additional space in another building owned by TI Building. Under the terms of the new lease agreement, the Company was to pay TI Building $11,500 per month through July 2009. This second lease was terminated in early 2007 at no cost to the Company. During 2007 and 2006, the Company paid TI Building $359,625 and $383,500 in rent, respectively.

In October 2006, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective October 1, 2006 through February 2007. The sublease was entered into with a Texas non-profit organization as a charitable contribution to the organization. As such, no payments are due under the agreement. The fair market value of rent on the subleased premises was determined to approximate $8,000 per month. During 2007 and 2006, the Company recorded approximately $16,000 and $25,000 of charitable contributions in relation to this sublease agreement, respectively. These contributions are included in other expenses in the accompanying statements of operations.

In August 2005, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective August 1, 2005 through February 2007. The lease was terminated in September 2006 with no further future minimum payments due. During 2006 the Company received approximately $56,000 in relation to this sublease agreement.

In January 2005, the Company subleased its Houston, Texas office space through August 2006. The lease went to term with no further minimum lease payments due. During 2006 the Company received approximately $32,000 in relation to this sublease agreement.

In June 2004, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 1, 2004 through February 2007. The lease was terminated in December 2006 with no further future minimum payments due. During 2006 the Company received approximately $90,000 in relation to this sublease agreement.

In June 2003, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2007. The lease went to term with no further minimum lease payments due. During 2007 and 2006, the Company received approximately $12,000 and $84,000, respectively, in relation to this sublease agreement.

(13) Related Party Transactions

The Company entered into an engagement letter to place up to $7,000,000 principal amount of debt securities on behalf of a corporation in which one of Tejas Inc.'s directors is a greater than 10% stockholder and is also the Chairman, Chief Executive Officer and President of the corporation. Tejas Inc.'s Chairman of the Board is a 10% or greater stockholder in the corporation. In addition, another of Tejas Inc.'s directors also serves on the board of the corporation. The transaction was consummated on or about September 12, 2006. Under the engagement letter, the Company was to receive a cash fee equal to 1% of the principal amount of debt securities which it placed. On October 13, 2006, the Company received a non-refundable retainer of $25,000 from the corporation and the cash fee of $70,000 from the completion of the engagement. Additionally, the Company may be reimbursed for legal fees incurred and ancillary out of pocket expenses. In 2007, the Company billed the corporation and received approximately $34,000 in reimbursable expenses.

On occasion, the Company provides and receives funding to or from Tejas Inc. for operating purposes. The Company received $2,000,000 and $5,000,000 in additional paid in capital from Tejas Inc. during 2007 and 2006, respectively.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees,

officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(14) Commitments and Contingencies

The Company is involved in other various claims and legal actions, including arbitrations, that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the company.

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholders' equity	$	8,301,788
Less:		
Nonallowable assets:		
Property and equipment, net		262,748
Receivable from employees		123,807
Deferred tax asset, net		449,448
Securities and other investments not readily marketable		423,335
Other assets		392,429
Other deductions and/or charges		20,000
		1,671,767
Net capital before haircuts on securities		6,630,021
Haircuts on securities, including undue concentration		2,406,347
Net capital	$	4,223,674
Aggregate indebtedness:		
Total liabilities	$	6,174,779
Less:		
Payable to clearing organization		(3,838,535)
Aggregate indebtedness	$	2,336,244
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	3,973,674
Ratio of aggregate indebtedness to net capital	$	0.55

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as reported by Tejas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") (a wholly owned subsidiary of Tejas Inc.) as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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PMB Helin Donovan

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2008

END